237 Park Avenue New York, New York 10017.3142 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com
August 13, 2010
By Hand & Via Edgar
Perry Hindin
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gerdau Ameristeel Corporation Schedule 13E-3 Filed July 9, 2010 File No. 005-80121
Dear Mr. Hindin:
     On behalf of Gerdau Ameristeel Corporation (the “Corporation”), we are responding to verbal comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding our letter to you dated August 12, 2010 (the “August 12 Response Letter”) in response to the Staff’s comment letter of August 9, 2010 (the “Comment Letter”) with respect to the Corporation’s Schedule 13E-3, File No. 005-80121, filed on July 9, 2010 (the “Schedule 13E-3”). This letter contains information provided to us by each of the “filing persons” to the Schedule 13E-3 (the “Filing Persons”).
     To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the revised responses of the Filing Person immediately following each numbered comment. We have indicated changes from the relevant responses provided in the August 12 Response Letter in blue underlined text on pages 2, 3 and 8 of this letter.
     Unless otherwise noted, page references contained in the responses correspond to the pages in the Management Proxy Circular dated July 7, 2010, filed as Exhibit (a)(1) to the Schedule 13E-3 (the “Circular”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 13E-3.
     Revisions to the Schedule 13E-3 in response to the Staff’s comments will be reflected in an amendment to the Schedule 13E-3 (the “Amendment”), which the Filing Persons expect to file with the Commission promptly upon completion of the Staff’s review, and which will include a supplement to the Circular (the “Supplement”).

6.	We note your response to prior comment 13. Please disclose the Projections, as opposed to the “material aspects of the Projections.” Alternatively, please provide the Staff with the entire set of Projections for our review. Please allow sufficient time for Staff review. To facilitate the Staff’s review, please consider providing the Staff an explanatory summary that supports the apparent conclusion of the filing persons that the data provided in the proposed disclosure are the only Projections that were relied upon by RBS in preparing its fairness opinion.

Response.

In response to the Staff’s comment, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Independent Valuation and Fairness Opinion — Valuation Methods” is amended as follows:
“The Circular is amended and supplemented by adding after the second paragraph on page 21 of the Circular under the heading “Valuation Methods” the following:
“Management of the Corporation provided certain projections to RBC for purposes of assisting RBC in preparing the Valuation and Fairness Opinion. The projections reviewed by RBC were as follows: (i) the unaudited projected financial statements for the Corporation on a consolidated basis and segmented by operating segment prepared by management of the Corporation for the years ending December 31, 2010 through 2012 (the “Consolidated Projections”); (ii) the internal management budget of Gallatin Steel Company (“Gallatin”) for the year ending December 31, 2010 (the “Gallatin 2010 Budget”); and (iii) the unaudited projected financial statements of Gallatin, prepared by management of Gallatin, for the years ending December 31, 2011 and 2012 (the “Gallatin 2011 and 2012 Projections”) (the Consolidated Projections, the Gallatin 2010 Budget and the Gallatin 2011 and 2012 Projections are collectively referred to as the “Projections”). Gallatin is a 50% owned joint venture of the Corporation and a third party. The Consolidated Projections include the proportionate joint venture earnings from Gallatin based generally on the information from the Gallatin 2010 Budget and the Gallatin 2011 and 2012 Projections (as well as the Corporation’s proportionate joint venture earnings/losses from other joint ventures). Copies of the Projections are set out as Exhibit H to this Circular. Management of the Corporation also discussed selected financial information with RBC that resulted in the verbal update of certain aspects of the Projections.

Management of the Corporation was responsible for preparing the Consolidated Projections, under the supervision of Ms. Barbara Smith, Vice President, Finance and Chief Financial Officer of the Corporation. The Consolidated Projections were prepared during the fourth quarter of 2009 and were finalized and provided to the Board early during the first quarter of 2010 for review and approval. Mr. Mario Longhi, President and Chief Executive Officer of the Corporation, reviewed and approved the Consolidated Projections. The Gallatin 2010 Budget and the Gallatin 2011 and 2012 Projections were prepared by Gallatin.
The material aspects of the Projections that were reviewed and relied upon to some extent by RBC in its preparation of the Valuation and Fairness Opinion consisted of shipments, revenue, EBITDA, capital expenditures, changes in non-cash working capital and pension cash contribution for the years ending December 31, 2010 through December 31, 2012. This material information from the Projections is set out below. The Projections were generally reviewed and relied upon to some extent by RBC in its preparation of the Valuation and Fairness Opinion.
The Corporation does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of the Corporation has prepared the projections set forth below and in Exhibit H to this Circular to present the data relied upon by RBC in its preparation of the Valuation and Fairness Opinion. The accompanying projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to projections, but, in the view of the Corporation’s management, were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Corporation. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Circular are cautioned not to place undue reliance on the projections.
Neither the Corporation’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projections.
The Corporation’s key business and economic assumptions underlying the projections set forth below and in Exhibit H to this Circular include assumptions regarding the following:

U.S. Forecasts
Indicator	Unit	2010	2011	2012
GDP	%	2.3	2.8	3.6
Exchange Rate (average)	C$/US	1.07	1.08	1.08
Exchange Rate (average)*	US$/€	1.40	1.43	1.45
Inflation (year end)%		1.90	2.45	2.30
Interest Rate (Fed Funds)%		1.00	2.50	3.00

*	Source: Sidenor

Global GDP
Forecasts	Unit	2010	2011	2012
World	%	2.5	4.3	4.8
Latin America*	%	2.1	3.9	4.5
Europe Union	%	-0.1	1.7	2.4
Middle East	%	3.7	4.2	4.4
Developed Asia	%	1.4	4.4	4.8
Developing Asia	%	7.0	8.3	8.9

*	Excludes Brazil.

Other Forecasts	2010	2011	2012
World Production (million mt)	1,280	1,374	1,486
Installed Capacity (million mt)	1,895	1,958	2,043
Capacity Utilization Rate	67.5%	70.2%	72.7%
World Demand (million mt)	1,201	1,289	1,394

However, assumptions and estimates underlying the projections are inherently uncertain and, though considered reasonable by the management of the Corporation as of the date of their preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections, including, among others, risks and uncertainties set out in the “Risks and Uncertainties” section of the Corporation’s annual information form for the year ended December 31, 2009 and the Corporation’s management’s discussion and analysis as at and for the three months ended March 31, 2010 and March 31, 2009, which are incorporated by reference herein. Accordingly, there can be no assurance that the projections are indicative of the future performance of the Corporation or that actual results will not differ materially from those presented in the projections.

The Corporation does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, the Corporation does not intend to update or otherwise revise the projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, the Corporation does not intend to update or revise the projections to reflect changes in general economic or industry conditions.

The inclusion in this Circular of the projections in the table below and in Exhibit H to this Circular should not be regarded by any Shareholder as an indication that these projections will be predictive of actual future results, and these projections should not be relied upon as such. Neither the Corporation nor any of its respective representatives has made or makes any representation to any Shareholder regarding these projections.

	2010P(1)	2011P	2012P
Shipments (in K tons)	6,502	7,160	7,924
Revenue (in $M)	4,975	5,967	6,713
EBITDA	450	1,091	1,357
Capital Expenditures	175	200	201
Changes in Non-Cash Working Capital	234	112	152
Pension Cash Contribution	71	71	71

(1)	These numbers are for January 1, 2010 to December 31, 2010. The numbers reflected in the RBC Base Case in the Valuation and Fairness Opinion cover the period from June 1, 2010 to December 31, 2010.
In considering the projections in the chart set out above and in Exhibit H to this Circular, RBC, in the exercise of its professional judgment and based on discussions with management, has made certain adjustments to such projections for purposes of developing projected future cash flows for its DCF approach (i.e. its 5-year base case scenario (the “RBC Base Case”)). Based on first quarter results (three months ended March 31, 2010) which were materially higher than the Projections, and management’s expectation that this trend will continue, RBC increased expected EBITDA for the year ending December 31, 2010 in the Projections by $157.2 million (to $607.3 million), primarily as a result of increased product shipments in the mini-mill business unit and lower than projected manufacturing costs. RBC accepted the assumptions under the Projections for the years ending December 31, 2011 and 2012, except for working capital levels which were adjusted after discussions with management of the Corporation.
In completing its DCF analysis, RBC did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the RBC Base Case free cash flows. Variables sensitized included tons shipped, metal spreads, manufacturing costs, margins, capital expenditures and working capital levels, discount rates and terminal value assumptions. The results of these sensitivity analyses are reflected in RBC’s judgment as to the appropriate values resulting from the DCF approach.

For more information, see the Valuation and Fairness Opinion attached as Appendix E to this Circular, “Valuation of the Shares — Discounted Cash Flow Analysis”.””

We are supplementally providing a copy of Exhibit H to the Circular.

For clarification purposes, the Corporation respectfully advises the Staff that the proposed disclosure above explains that:
(a)	the Projections were reviewed by RBC (see paragraph 1);

(b)	the Projections were verbally updated by management of the Corporation in discussions with RBC (see paragraph 1) — as a result, they cannot necessarily be reconciled with any unadjusted information contained in the Valuation and Fairness Opinion;

(c)	the material aspects of the Projections that were reviewed and relied upon to some extent by RBC in its preparation of the Valuation and Fairness Opinion consisted of shipments, revenue, EBITDA, capital expenditures, changes in non-cash working capital and pension cash contribution for the years ending December 31, 2010 through December 31, 2012 (see paragraph 3) – these items are specifically outlined in the Valuation and Fairness Opinion;
(d)	the Projections were generally reviewed and relied upon to some extent by RBC in its preparation of the Valuation and Fairness Opinion (see paragraph 3); and

(e)	in considering the projections, RBC, in the exercise of its professional judgment and based on discussions with management, has made certain adjustments to such projections for purposes of developing projected future cash flows for its DCF approach (which are explained in the disclosure as well).
The Corporation respectfully advises the Staff that section 5.1(3) of the Companion Policy to MI 61-101 provides as follows:
“An issuer that is required to obtain a formal valuation, or the offeree issuer in the case of an insider bid, should work in cooperation with the valuator to ensure that the requirements of the Instrument are satisfied. At the valuator’s request, the issuer should promptly furnish the valuator with access to the issuer’s management and advisers, and to all material information in the issuer’s possession relevant to the formal valuation. The valuator is expected to use that access to perform a comprehensive review and analysis of information on which the formal valuation is based. The valuator should form its own independent views of the reasonableness of this information, including any forecasts, projections or other measurements of the expected future performance of the enterprise, and of any of the assumptions on which it is based, and adjust the information accordingly.”

As a result, under Canadian requirements, it is expected that while a valuator will review and rely upon projections from management to some extent, a valuator would not rely entirely or exclusively on projections from management; rather a valuator would adjust such projections accordingly as was done by RBC.

8.	We note your response to prior comment 3 including the filing persons’ proposal to reschedule the special meeting to a date that is four business days after an amendment to the Schedule 13E-3 has been filed. Based on a telephone conversation with Andrew Beck of Torys LLP, counsel to the Corporation, and Perry Hindin on August 10, 2010, it is our understanding that the filing persons intend to disseminate the changes made in such amendment by also filing the amendment on SEDAR, posting the amendment on the Corporation’s website and issuing a press release announcing the filings and web page posting. Given our comments above and the extent of the additional disclosure the filing persons have proposed to provide in the next amendment, including without limitation:
•	the financial projections provided by Corporation management to RBS for purposes of assisting IBC in preparing the Valuation and Fairness Opinion;

•	the summary of BBC’s slide presentation to the Special Committee dated May 10, 2010 which will be filed as an exhibit to the amended Schedule 13E-3;

•	the additional disclosure responsive to Item 1015 of Regulation M-A and provided in response to prior comments 14 and 15; and

•	summary financial information responsive to Item 1010(c) of Regulation M-A, please advise why you believe that disseminating in this manner and in the proposed four business day time frame (1) complies with Exchange Act Rule 13e-3(f)(1)(iii) and (2) provides investors with sufficient means and time with which to make a reasonably informed investment decision.
Response.
The Filing Persons respectfully submit that the additional disclosure that the Filing Persons propose to include in the Amendment is not sufficiently material to require dissemination in a means other than proposed by Andrew J. Beck in his conversation with Staff on August 10, 2010 because it does not contain any new material information, and merely expands on information already contained in the Corporation’s Schedule 13E-3 filed on July 7, 2010 and in the Circular.
The Filing Persons respectfully submit that the proposed method is the most efficient and effective way to promptly disseminate the Supplement. The information in the proposed press release will reach security holders quickly and will direct security holders to the fastest possible method of obtaining the Amendment and the Supplement (which is via the Corporation’s website as well as EDGAR and SEDAR). By issuing a press release and making the Amendment and the Supplement publicly available, the Corporation will have “promptly disseminate[d] disclosure of material changes to the information required by Rule 13e-3(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in a manner reasonably calculated to inform security holders,” as required by Rule 13e-3(f)(1)(iii) under the Exchange Act and therefore no additional dissemination of such changes is required.

This method of dissemination is consistent with the approach taken by other Canadian companies in going private transactions that have filed supplemental information on a Schedule 13E-3 and is specifically permitted in the Interim Order, attached as Exhibit “C” to the Circular. The Interim Order authorizes the Corporation to disseminate any amendments, revisions, updates or supplements to the meeting materials by press release and by posting such amendments on the website of the Corporation.
To address any concerns of the Commission, the Filing Persons propose to reschedule the Meeting to a date that is no sooner than the sixth business day after the date on which the Staff has confirmed it has no further comments, the Amendment and Supplement have been filed with the Commission and the press release announcing the filing is issued. Although it is true that additional disclosure is being provided supporting the analysis of the Special Committee and RBC, this additional information does not alter the information previously provided to shareholders and the price and terms of the transaction remain the same. Therefore, a meeting date on the sixth business day following the day on which this material is made available to shareholders should be sufficient time for the information to be appropriately disseminated.
*     *     *     *     *
          On behalf of each of the Filing Persons, and with such person’s permission, we acknowledge that:
•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Any questions or comments with respect to this letter may be communicated to the undersigned at (212) 880-6160. Please send copies of any correspondence relating to this letter or the Schedule 13E-3 to the undersigned by facsimile to (212) 682-0200 with the original by mail to Torys LLP, 237 Park Avenue, New York, New York 10017.
Sincerely,
/s/ Daniel P. Raglan
Daniel P. Raglan

cc:	Robert E. Lewis (Gerdau Ameristeel Corporation) Andrew J. Beck John Emanoilidis (Torys LLP) Expedito Luz (Gerdau S.A.) Alan Klein (Simpson Thacher & Bartlett LLP)